U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                       000-49770

                                                                    CUSIP NUMBER
                                                                       43737T106

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form D
             |_| Form N-SAR |_|  Form N-CSR

      For Period Ended: September 30, 2006

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR

            For the Transition Period Ended:________________________________

================================================================================
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                                Home System Group
         --------------------------------------------------------------
                             Full Name of Registrant

         --------------------------------------------------------------
                            Former Name if Applicable

                 No. 5A, Zuanshi Ge, Fuqiang Yi Tian Ming Yuan,
         --------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                      Fu Tian Qu, Shenzhen City, P.R. China
         --------------------------------------------------------------
                            City, State and Zip Code

         --------------------------------------------------------------
                        PART II - RULES 12b-25(b) AND (c)
         --------------------------------------------------------------

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X|         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

         --------------------------------------------------------------
                              PART III - NARRATIVE
         --------------------------------------------------------------

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

      The Registrant is not able to file its Form 10-QSB for the quarter ended September 30, 2006 on the date required. The Registrant is in the process of preparing and reviewing the financial information and compiling and disseminating the information required to be included in the Form 10-QSB for the quarter ended September 30, 2006, as well as the completion of the required review of the Company's financial information, none of which could be completed by the date required without incurring undue hardship and expense. The Registrant expects to file its Form 10-QSB within the five calendar days provided by this extension.

         --------------------------------------------------------------
                           PART IV - OTHER INFORMATION
         --------------------------------------------------------------

      (1) Name and telephone number of person to contact to this notification

                   Kin Wai Cheung           86 755 83570142
             ------------------------- ----------- ------------------
                      (Name)           (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                 |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         ==============================================================
                                Home System Group
         ==============================================================
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006                       By: /s/ Kin Wai Cheung
                                                  ------------------------------
                                                  Name: Kin Wai Cheung
                                                  Title: Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

Three Months Ended September 30, 2006 Compared to 2005

The net sales for the three months ended September 30, 2006 is anticipated to be approximately $1,060,000 compared to $350,000 for the three months ended September 30, 2005. The income (loss) from operations is expected to be a loss of $135,000 for the three months ended September 30, 2006 compared to income from operations of $22,000 for the three months ended September 30, 2005. The net income (loss) for the three months ended September 30, 2006 is expected to be a loss of $199,000 compared to net income of $481 for the three months ended September 30, 2005.

Nine Months Ended September 30, 2006 Compared to 2005

The net sales for the nine months ended September 30, 2006 is anticipated to be approximately $22,729,000 compared to $6,723,000 for the three months ended September 30, 2005. The income (loss) from operations is expected to be income of $1,768,000 for the nine months ended September 30, 2006 compared to income from operations of $1,082,000 for the nine months ended September 30, 2005. The net income (loss) for the nine months ended September 30, 2006 is expected to be net income of $1,485,000 compared to net income of $899,000 for the nine months ended September 30, 2005.